July 25, 2022

VIA EDGAR TRANSMISSION

Office of Manufacturing
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Erin Donahue and Jennifer Angelini

Re:	Corning Incorporated
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 14, 2022
File No. 001-03247

Dear Ms. Donahue and Ms. Angelini:

This letter is in response to the letter dated July 15, 2022, from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and the Company’s response on June 24, 2022, to the Staff’s letter dated May 24, 2022.

The Staff’s comment is set forth below in bold, followed by the Company’s response to the comment.

Please note that the “Company,” “Corning,” “we” or “our” refers to Corning Incorporated, and unless the context otherwise requires, all references to page numbers correspond to the pages in the Form 10-K. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1. We note your response to prior comment six that “Pricing for Corning’s insurance program has increased at the rate of the overall market.” Please provide quantitative information regarding the cost of insurance for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

The annual costs for Corning’s insurance program for each of the last three years presented in the Form 10-K were approximately $18 million, $22 million and $24 million, respectively. We believe the insurance program costs were not material to the Company’s consolidated financial statements due to the de minimis impact on our net sales, total selling, general and administrative expenses and net income as outlined in the following table:

2

(In millions)
	2019	2020	2021
Annual Cost of Insurance
Program	$18	$22	$24

Net Sales	$11,503	$11,303	$14,082
As a % of net sales	0.2%	0.2%	0.2%

Total selling, general and
administrative expenses
("SG&A")	$1,585	$1,747	$1,827
As a % of total SG&A	1.1%	1.3%	1.3%

Net Income	$960	$512	$1,906
As a % of net income	1.9%	4.3%	1.3%

For each of the last three years, we have experienced increased insurance costs and anticipate that these costs may continue to rise as insurers have expressed their intention to raise premiums. The Company’s insurance carriers and brokers have noted a rise in natural disasters as one of several reasons for increased premiums throughout the marketplace. We have been successful managing these increases, thus far, by using a competitive bidding process, sharing confidential engineering reports and building broad, long-term relationships which discourages insurers from opportunistically seeking short-term profit increases. The Company currently expects to spend $25 million, $26 million, and $27 million on insurance coverage for the years ending December 31, 2022, 2023 and 2024.

We will continue to monitor and disclose in future filings with the Commission, as appropriate, to the extent that the costs of insurance become material.

Please direct questions regarding this response to me at (607) 974-5843.

Sincerely,

/s/ Edward A. Schlesinger
Edward A. Schlesinger
Executive Vice President & Chief Financial Officer

cc:	Wendell P. Weeks, Chairman & Chief Executive Officer
Lewis A. Steverson, Executive Vice President & Chief Legal & Administrative Officer
Stefan Becker, Senior Vice President, Finance & Corporate Controller
Linda E. Jolly, Vice President, Corporate Secretary and Securities Counsel
Marilyn J. Griffin, Vice President, Accounting, Compliance & Reporting
Jonathan Hirschfeld, PricewaterhouseCoopers LLP
Julia A. Thompson, Latham & Watkins LLP